Exhibit 99.1

Seaspan Corporation
Unit 2, 16/F., W668 Building, Nos. 668 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong, China c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

Seaspan Announces Proposed Holding Company Reorganization

Forming Atlas Corp., a Leading Global Asset Manager

Enters into Agreement to Acquire APR Energy in $750 Million Transaction

Proposed Transactions to be Discussed at Investor Day Tomorrow

HONG KONG, China, November 21, 2019 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) today announced that its Board of Directors has approved the implementation of a holding company reorganization (the “Proposed Reorganization”), to create a new holding company, Atlas Corp. (“Atlas”), which will become the new parent company of Seaspan. The Proposed Reorganization is intended to advance strategic capital allocation initiatives and provide operational transparency. In conjunction with the Proposed Reorganization, Seaspan also announced that it has entered into a definitive agreement to acquire APR Energy Limited (“APR”), a global leader in fast-track, mobile power solutions (the “Proposed Acquisition”; together with the “Proposed Reorganization”, the “Proposed Transactions”).

Highlights of Proposed Transactions

•	The Proposed Reorganization advances the commitment from the Board of Directors and management to thoughtful capital allocation and diversification of cash flows through professional asset management.

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In the Proposed Acquisition, Atlas will acquire APR, the world’s largest lessor of mobile gas turbines, in an all-stock transaction valued at $750 million including the assumption of debt, for an expected equity value at closing of approximately $425 million. Atlas shares will be issued to the sellers in the Proposed Acquisition at $11.10 per share.

•	Seaspan and APR are the global leaders in scale and service quality for their asset classes and offer unique integrated platforms to both lease and manage assets on long-term contracts.

•	David Sokol will be Chairman of the Board of Directors of Atlas along with Bing Chen as Chief Executive Officer and Director of Atlas and Ryan Courson as Chief Financial Officer of Atlas.

Comments from Seaspan Chairman & Fairfax Financial Holdings (“Fairfax”) Chairman

David Sokol, Chairman of Seaspan’s Board of Directors, commented, “The Proposed Acquisition is a transformative transaction on our journey as professional asset managers. We are bringing together two leading, integrated platforms, in two industries in which we have long-term confidence – maritime and energy. APR has built a compelling business with contracted cash flows and a focused management team, led by their talented CEO Charles “Chuck” Ferry. The addition of APR to Atlas will diversify our cash flows and expand our asset portfolio. We now have significant runway to deploy capital into two attractive businesses where scale and operational transparency can generate long-term shareholder value through cycles. We will provide further detail on the Proposed Acquisition and how it advances our corporate strategy at our Investor Day tomorrow.”

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, said, “We are thrilled to expand our partnership with David Sokol, Bing Chen and the Atlas management team. APR’s management has successfully repositioned the company and strengthened its financial performance since we took the company private in 2016. Now under the guidance of Atlas, with their deep experience in the energy industry and capital allocation, we are excited to participate in the next phase of APR’s growth. I am confident that the Atlas team is the best partner for APR for the long-term.”

APR Is a Compelling Strategic Global Energy Platform

APR, like Seaspan, is a global leasing business that owns and operates a fleet of capital-intensive assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and/or government backed utilities. APR focuses on maintaining high asset utilization through medium-to-long-term contracts, to optimize cash flows across its lease portfolio. APR is the global leader in its asset class and offers a unique integrated platform to both lease and operate its assets.

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Favourable market dynamics. Expanding power demand in emerging markets, transition to non-baseload power sources, and the increasing propensity for power grid disruption resulting from natural disasters provide tailwinds for fast-track power generation.

•	Leading lessor of fast-track power solutions. Able to uniquely capitalize on fast-track power generation opportunities as the only global, at-scale operator of gas turbines.

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Substantial platform growth potential. Positioned to leverage global platform to provide diversified medium-to-long-term contracted power to an expanded network of global customers with a management team committed to disciplined capital deployment to ensure high returns on invested capital.

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Improved combined operations. Formation of Atlas will seek to drive substantially higher and more stable cash flows by maximizing effective synergies and unifying capital allocation processes across the Atlas group of companies.

Chuck Ferry, Chief Executive Officer of APR said, “APR is excited to be joining the Atlas team. We know this will provide a significant opportunity to remain the best-in-class for delivering fast power while expanding our efforts into renewable, alternative fuels, and other longer-term power projects.”

John Campion, Founder and Chairman of APR’s Board of Directors commented, “The business is well positioned for its next phase of growth. APR has a bright future under the combined leadership of David Sokol and Chuck Ferry.”

Seaspan Remains Focused on Leading Maritime Infrastructure

Subsequent to the Proposed Transactions, Seaspan will continue to operate independently, on a business-as-usual basis, focused on providing best-in-class service to its customers. Seaspan will remain unchanged from an operational perspective and will continue to finance its own operations. Seaspan will have the full support of Atlas in becoming a provider of leading global maritime infrastructure. Bing Chen will become Chairman of Seaspan upon closing of the Proposed Reorganization, in addition to his current role as President and Chief Executive Officer.

Bing Chen, President and Chief Executive Officer of Seaspan, commented, “Over the past two years, by executing on our core competencies, our team has consistently delivered value to each of our stakeholders through customer partnership and operational excellence. Going forward, we remain 100% committed to our customers, as it is paramount that our partners continue to rely on Seaspan for dedicated and best-in-class service. We are investing to drive further improvement in our unique integrated platform, as we continue to lead the industry in service quality and market consolidation. We are confident that our consistent execution will create sustainable value for our stakeholders. Our unwavering commitment to our global customers is further demonstrated by the two recently announced acquisitions of seven large, high quality containerships to best serve our global customers.”

The Proposed Reorganization

The Proposed Reorganization will be implemented through the merger of Seaspan and an indirect, wholly-owned subsidiary, with Seaspan continuing as the surviving corporation and a direct, wholly-owned subsidiary of Atlas. Upon completion of the Proposed Reorganization, holders of Seaspan common shares and Seaspan preferred shares will become holders of Atlas common shares and Atlas preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior to the Proposed Reorganization. The Proposed Reorganization is intended to be a tax-free transaction for U.S. federal income tax purposes for Seaspan shareholders.

Consummation of the Proposed Reorganization is subject to approval by the holders of Seaspan common shares. The date, time and place of the special meeting of shareholders (“Special Meeting”) at which holders of Seaspan common shares will vote on a proposal to approve the Proposed Reorganization will be announced by Seaspan at a later time, however it is expected to be held in the first quarter of 2020. Fairfax, the Washington Family and David Sokol, who together hold approximately 65% of outstanding Seaspan common shares, have indicated they intend to vote their shares in favour of the Proposed Reorganization. Atlas common shares and Atlas preferred shares are expected to be listed on the New York Stock Exchange upon the consummation of the Proposed Reorganization. Atlas’ common shares are expected to be listed with the ticker ATCO.

Ryan Courson, Chief Financial Officer of Seaspan commented, “The formation of Atlas as a global asset manager enables diversification of capital to hard-asset intensive industries and beyond, which we expect will yield strong through cycle returns. We see ample opportunities for attractive capital deployment in maritime in 2020 as demonstrated by our recent acquisitions of over $400 million of containership assets, and we are excited about the prospect of allocating capital towards the global energy platform of APR. Maritime or energy, we remain committed to thoughtfully allocating capital through cycles. The Proposed Reorganization is an important step that advances this strategic initiative.”

The Proposed Acquisition

Atlas will acquire all of the outstanding common shares of APR from sellers including Fairfax, Albright Capital Management LLC, and certain other shareholders, in an all-stock transaction valued at $750 million, including the assumption of debt, for an expected equity value at closing of approximately $425 million. The Proposed Acquisition, which is subject to completion of the Proposed Reorganization and other customary closing conditions including receipt of applicable regulatory approvals, is expected to close in the first quarter of 2020.

A special committee of Seaspan’s Board of Directors, composed of two directors, including the Chairman, each of whom are independent of Fairfax and APR (the “Special Committee”), unanimously determined that the Proposed Transaction is fair, advisable and in the best interests of Atlas. The Special Committee unanimously recommended the Proposed Transaction to the Board, which approved the Transaction (with certain directors related to Fairfax and APR recusing themselves).

Further Details to be Provided at Seaspan’s Investor Day on November 22, 2019

Seaspan will host its annual Investor Day at 9:00am EST on November 22nd at NYSE Freedom Hall. Seaspan will discuss the Proposed Transactions and other developments. If you would like to attend the presentation and lunch please submit your attendance to IR@seaspancorp.com.

To listen-in, please dial 1-877-246-9875 (US) or 1-707-287-9353 (international) before the start of the call (Conference ID: 3496628). To access the live webcast of the conference call, go to www.seaspancorp.com and click on “Investor Relations” then “Events & Presentations” for the link.

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s fleet consists of 119 containerships, including seven vessels the Company has agreed to purchase, which have not yet been delivered, representing total capacity of more than 975,000 TEU. Seaspan’s current operating fleet of 112 vessels has an average age of approximately seven years and an average remaining lease period of approximately four years, on a TEU-weighted basis.

About APR Energy

APR Energy provides rapidly deployable, large-scale power and fast-track mobile power to underserved markets and industries. APR Energy’s mobile, turnkey power plants help run cities, countries and industries around the world in both developed and developing markets. APR creates unique values through delivering large-scale power projects anywhere in the world in less time than the typical 2-5 years required to plan, finance, construct and commission a permanent power plant, and offering customized turnkey solutions including flexible plant design, fast track installation, balance of plant, and decommissioning. For more information, please visit www.aprenergy.com.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas will file a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHEN FILED, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The definitive proxy statement/prospectus will be mailed to the holders of Seaspan shares prior to the Special Meeting. In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can be obtained without charge by accessing them on Seaspan’s web site at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Matt Borys

Investor Relations

Seaspan Corporation

Tel. +1-778-328-5340

Email: IR@seaspancorp.com

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding the Proposed Transactions and the benefits of the Proposed Reorganization in terms of creating a leading global asset manager and of the Proposed Acquisition in terms of growth potential and high returns on invested capital. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the potential for delays in the consummation of the Proposed Transactions; challenges in integrating the operations of APR; the possibility that we might not recognize the benefits of the Acquisition; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and the Report of Foreign Private Issuer on Form 6-K to which this release is attached is attached as an exhibit. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

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